Exhibit 12.b

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Years Ended December 31,
	2013	2012	2011	2010	2009

Earnings, as defined:

Income from continuing operations before income tax expense	$1,797	$1,703	$1,362	$1,394	$503

Fixed charges included in income	401	418	361	385	392

Total earnings, as defined	$2,198	$2,121	$1,723	$1,779	$895

Fixed charges, as defined:

Interest charges	$388	$404	$346	$368	$376

Rental interest factor	13	14	15	17	16

Total fixed charges, as defined	$401	$418	$361	$385	$392

Ratio of Earnings to Fixed Charges	5.48	5.07	4.77	4.62	2.28